Exhibit 99.1

Enerplus Reschedules Investor Day for June 27, 2013

CALGARY, June 25, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) has rescheduled our Investor Day for Thursday, June 27th, 2013 in Calgary.  Detailed presentations outlining our corporate strategy, asset portfolio, financial position and our commodity marketing and transportation strategies will be discussed.

Investors and analysts interested in attending in person or participating in the live video webcast of the event are required to register using the link below:

To register, please see below:

Date:   Thursday, June 27, 2013
Time:   9:00 - 11:30 am MT

Registration Link: http://event.on24.com/r.htm?e=601466&s=1&k=BA4B4E43EBCC2A2132D5B966C95033A5

Electronic copies of all presentations for the Investor Day, along with our financial statements, news releases, and other public information, will be available on our website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
Incoming President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 15:58e 25-JUN-13